Exhibit 99.14
CONSENT OF EXPERT
The undersigned, Mr. Joe Ranford, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Joe Ranford
Name: Joe Ranford
Date: March 21, 2006